Filer:    Comptek Research, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Commission File No.  1-8502



For Presidents to read at employee "All Hands" meetings.

This morning, Comptek issued the following important announcement to the media:

   Comptek To Be Acquired By Northrop Grumman Corporation

BUFFALO, NY, June 12, 2000, -- Comptek Research, Inc. (Amex:
CTK) announced today that it has signed a definitive agreement with Northrop Grumman Corporation (NYSE : NOC) to be acquired by Northrop Grumman in a tax-free stock for stock exchange.

The amount of Northrop Grumman stock to be received by Comptek shareholders shall be determined by dividing $20.75 by the average closing price on the New York Stock Exchange for Northrop Grumman common stock during the 20 trading days ending two business days prior to the effective date of Northrop Grumman registration statement.

In no event will the exchange ratio be more than 0.2804:1 or less than 0.2470:1. Should the average closing price of Northrop Grumman common stock be less than $74.00 per share during this 20-day period, Comptek has the right to terminate the transaction, subject to Northrop Grumman's discretionary right to enhance the exchange ratio so that Comptek shareholders receive a minimum value of $20.75 per Comptek share.

John J. Sciuto, chairman, president, and chief executive officer of Comptek Research, Inc., said, "We have a long-standing and successful history with Northrop Grumman. We have been their partner on several key electronic warfare programs for the U. S. Navy and U. S. Air Force over the last 20 years. I believe this union to be an excellent strategic fit for Northrop Grumman, as well as representing significant value for Comptek's shareholders, and greatly expanded career opportunities for Comptek's 1,200 employees."

Comptek's financial results have been consistently uptrending for the last four years, culminating in a record fiscal year that concluded on March 31, 2000. Comptek reported sales of $145.4 million and net income of $5.3 million, or $0.83 per diluted share. Current contract backlog is in excess of $160 million.

Comptek  Research, Inc., with subsidiary  locations  in  the
United  States  and Canada, is a domestic and  international
supplier  of  technically  advanced  electronics  and   data
communications systems to government and industry.

CIBC World Markets acted as financial advisor to Comptek in connection with this transaction.

Closing of the merger is expected to occur within 60 days.

This news release contains forward-looking statements about Comptek's current expectations for future growth and business opportunities based on current business conditions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include Comptek's dependence on continued funding of U.S. Department of
Defense programs and the likelihood that actual future revenues that are realized may differ from those inferred from existing backlog or orders. Other risks and uncertainties are described in Comptek's 1999 Form 10-K Annual Report filed with the Securities and Exchange Commission.

Note: Today's news release and Comptek's news releases for the past year are available on the Internet at http://www.cfonews.com under the heading "Company News, Comptek Research." Additional information about Comptek is also available at http://www.comptek.com.

Actual integration plans have yet to be formulated.
However, it is anticipated that operational issues and resulting organizational structures will be resolved over the next several weeks preceding transaction closing. As additional information is received regarding the transaction and post-transaction plans, we will inform everyone accordingly.